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FORMER CEO AND LARGEST COMMON SHAREHOLDER OF EMAK WORLWIDE
TEMPORARILY DROPS THREAT OF PROXY FIGHT

Declines invitation to re-join Company’s Board in order to preserve flexibility

HOLLYWOOD, CA, April 11, 2006 - Donald Kurz, former Chief Executive Officer and largest common shareholder with approximately 26% of the outstanding common shares of EMAK Worldwide, Inc. (NASDAQ: EMAK) (the “Company”), announced today that he is withdrawing the notice of his intent to nominate six nominees to the Board of Directors of the Company at the Company’s 2006 Annual Meeting of Shareholders. Mr. Kurz initially notified the Company of his intention to nominate the six candidates in a letter sent to the Corporate Secretary on January 31, 2006 and filed on Schedule 13D with the SEC. Mr. Kurz notified the Company today of his decision in a letter to its Chief Executive Officer James Holbrook.

Commenting on his decision, Mr. Kurz said: “While I am encouraged by conversations with certain Board members and approve of certain recent changes that have been made regarding the governance of EMAK, as well as the commitments to further changes expressed to me and other large shareholders, I continue to believe that substantially more must be done in the near term to turn around the operating performance of the Company and generate sustainable value for shareholders. Accordingly, though I have notified Jim Holbrook of my decision to temporarily suspend my efforts to pursue a proxy fight, I am preserving all of my options with respect to future actions should the Company fail to effectuate a timely operating turnaround of the business and a sustainable improvement in share price, which the Company has indicated to me it believes can be accomplished.”

Mr. Kurz also noted that he had declined an invitation to rejoin the Company’s Board at this time, because he believed the terms on which the Board was willing to permit his return would have hindered his efforts to protect the interests of all of the Company’s shareholders.

A full copy of Mr. Kurz’s letter to Mr. Holbrook is included as an attachment to this release.

About Donald Kurz

Mr. Kurz is currently the President and owner of Insight Creative Solutions, Inc. (“Insight”), a provider of general management consulting services to senior management of large, established companies, as well as start-ups. Prior to the formation of Insight in July 2005, he was employed by the Company. From 1990 until 1991, Mr. Kurz was the Company’s Executive Vice President and a Director; from 1991 until 1998, he was its President and Co-Chief Executive Officer; from 1999 until February 2005, he was its Chairman and Chief Executive Officer; and from March 2005 until May 2005 (when the roles of Chairman and Chief Executive Officer were split), he was its President and Chief Executive Officer. Mr. Kurz was on the Board of directors of EMAK

 Worldwide, Inc. from 1990 until August 2005, at which time he voluntarily resigned from the Board.

When Mr. Kurz assumed the roles of Chairman and sole CEO in January 1999, EMAK was highly dependent on one client, with approximately 80% of its revenues concentrated with one customer. EMAK’s service offerings at this time were largely limited to making promotional premiums and toys based on entertainment licenses. Under Mr. Kurz’s leadership, the Company implemented a strategic plan that helped EMAK achieve a diversified, Fortune 500 client base, significantly expanded service offerings and a broader geographic presence.

EMAK’s operating performance was also relatively strong during this period. Between 1999 and the first quarter of 2005, EMAK generated approximately $61 million in cash from operations that, combined with a $25 million convertible preferred stock investment during 2000, allowed EMAK to execute its diversification strategy. In addition, during this period, EMAK purchased approximately $15 million of its common stock, while paying nearly $8 million in dividends and management fees to the preferred shareholders. EMAK also successfully confronted a number of major challenges including the bankruptcy of its largest client’s major distributor while holding over $25 million in receivables, management and ownership changes at its largest client and a recession that had a particularly harsh impact on the marketing services industry.

EMAK’s stock price performed well relative to market indices and industry benchmarks during Mr. Kurz’s tenure, especially through the period ending in 2003, during which the majority of the strategic initiatives adopted under Mr. Kurz’s leadership were implemented.

	Appreciation or Depreciation (01/4/99* - 12/31/03)	Appreciation or Depreciation (01/4/99* - 5/19/05)
EMAK	92.5%	41.7%
S&P 500	-9.7%	-3.2%
Russell 2000	35.3%	48.3%
S&P 500 Advertising Index	-19.0%	-25.4%

*Due to an unexplained, one-day 18% spike in EMAK's stock price, which occurred on 12/31/98, the 01/4/99 start date is simply an average of the closing price of the last five trading days in December of 1998

Standard and Poor’s 500 Advertising Index is a capitalization-weighted index comprised of Interpublic Group (NYSE: IPG) and Omnicom Group (NYSE: OMC).

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